FORM 8-A
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(B) OR (G) OF THE
                        SECURITIES EXCHANGE ACT OF 1934



                       PRIORITY HEALTHCARE CORPORATION
            (Exact name of registrant as specified in its charter)


                   INDIANA                         35-1927379
           (State of incorporation              (I.R.S. Employer
              or organization)                 Identification No.)


          285 WEST CENTRAL PARKWAY
         ALTAMONTE SPRINGS, FLORIDA                   32714
(Address of principal executive offices)           (Zip Code)

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:


             Title of each class         Name of each exchange on which
             TO BE SO REGISTERED         EACH CLASS IS TO BE REGISTERED

                    NONE                              NONE

   If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

   If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

   Securities Act registration statement file number to which this form relates: Not Applicable

   SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                     CLASS A COMMON STOCK, $.01 PAR VALUE
                               (Title of Class)

                INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

AUTHORIZED SHARES

      The Registrant's authorized shares consist of 15,000,000 shares of Class A Common Stock, $0.01 par value ("Class A Common Stock"), 40,000,000 shares of Class B Common Stock, $0.01 par value ("Class B Common Stock" and, together with the Class A Common Stock, "Common Stock"), and 5,000,000 shares of Preferred Stock, without par value ("Preferred Stock"). As of December 6, 1998, there were 10,214,286 shares of Class A Common Stock and 2,301,476 shares of Class B Common Stock, or an aggregate of 12,515,762 shares of Common Stock, outstanding. No shares of Preferred Stock have been issued as of the date of this Registration Statement. Shares of the Class B Common Stock have been registered under the Securities Act of 1933, as amended, by means of a Registration Statement on Form S-1 (Registration No. 333-34463) and are listed on the Nasdaq National Market System under the symbol "PHCC."

COMMON STOCK

      The two classes of Common Stock entitle holders to the same rights and privileges, except that holders of shares of Class A Common Stock are entitled to three votes per share on all matters submitted to a vote of holders of Common Stock, and holders of shares of Class B Common Stock are entitled to one vote per share on such matters. The two classes of Common Stock vote together as a single class on all matters except as otherwise required by applicable law.

      The Class A Common Stock will automatically be converted into shares of Class B Common Stock on a share-for-share basis upon any transfer or purported transfer to any person other than: (i) a dividend or other distribution of the shares of Class A Common Stock to the shareholders of Bindley Western Industries, Inc.; or (ii) family members of the transferor, or trusts for the benefit of or entities controlled by the transferor or family members of the transferor.

      Except as set forth below (and as provided by law), all matters submitted to a vote of shareholders will be voted on by holders of Class A Common Stock and Class B Common Stock voting together as a single class. Holders of outstanding shares of Class A Common Stock and Class B Common Stock, respectively, vote separately as a class with respect to certain amendments to the Registrant's Restated Articles of Incorporation. These amendments would include changes in the aggregate number of authorized shares of a class, an exchange or reclassification of shares of one class into another class, or other changes to the designation, rights, preferences or limitations of a class.

      Subject to any preferential rights of any Preferred Stock created by the Registrant's Board of Directors, each outstanding share of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors. Holders of shares of Class A Common Stock and holders of shares of Class B Common Stock will be treated equally with respect to such dividends, except that in the case of dividends payable in Common Stock, holders of Class A Common Stock may only receive shares of Class A Common Stock and holders of Class B Common Stock may only receive shares of Class B Common Stock. Holders of Common Stock are not entitled to cumulate their votes in election of directors; therefore, the holders of a majority of the votes cast in an election of the Board of Directors of the Registrant can elect all the directors up for election, if they so choose. In the event of liquidation, dissolution or winding up of the Registrant, holders of Common Stock are entitled to receive on a pro rata basis any assets remaining after provision for payment of creditors and after payment of any liquidation preferences to holders of Preferred Stock.

PREFERRED STOCK

      The authorized Preferred Stock is available for issuance from time to time at the discretion of the Board of Directors without shareholder approval. The Board of Directors has the authority to prescribe for each series of Preferred Stock it establishes the number of shares in that series, the number of votes (if any) to which such shares in that series are entitled, the consideration for such shares in that series and the designations, powers, preferences and relative, participating, option or other special rights, and such qualifications, limitations or restrictions of the shares in that series. Depending upon the rights of such Preferred Stock, the issuance of Preferred Stock could have an adverse effect on holders of Common Stock by delaying or preventing a change in control of the Registrant, making removal of the present management of the Registrant more difficult or resulting in restrictions upon the payment of dividends and other distributions to the holders of Common Stock.

AUTHORIZED BUT UNISSUED SHARES

      Indiana law does not require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of unissued and unreserved shares may be to enable the Board of Directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of the Registrant by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Registrant's management and possibly deprive the shareholders of opportunities to sell their shares of Common Stock at prices higher than prevailing market prices.

NO PREEMPTIVE RIGHTS

      No holder of any class of authorized shares of the Registrant has any preemptive right to subscribe to any securities of the Registrant of any kind or class.

CERTAIN PROVISIONS OF RESTATED ARTICLES OF INCORPORATION AND BY-LAWS

      Certain provisions of the Registrant's Restated Articles of Incorporation and By-Laws may delay or make more difficult unsolicited acquisitions or changes of control of the Registrant. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change in control of the Registrant, although such proposals, if made, might be considered desirable by a majority of the Registrant's shareholders. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of the current management of the Registrant without the concurrence of the Board of Directors. These provisions include: (i) the division of the Board of Directors into three classes, each class serving "staggered" terms of office of three years; (ii) the availability of authorized shares of stock for issuance from time to time at the discretion of the Board of Directors (see "Authorized But Unissued Shares"); (iii) provisions allowing the removal of directors only for cause and only upon a 66 2/3 % shareholder vote, taken at a meeting called for that purpose; (iv) provisions which require the participation of 80% of the voting power of the outstanding Common Stock in order for the shareholders to demand the calling of a special meeting of shareholders; and (v) requirements for advance notice for raising business or making nominations at shareholders' meetings.

      The Registrant's By-Laws establish an advance notice procedure with regard to business to be brought before an annual or special meeting of shareholders of the Registrant and with regard to the nomination, other than by or at the direction of the Board of Directors, of candidates for election as directors. Although the Registrant's By-Laws do not give the Board of Directors any power to approve or disapprove shareholder nominations for the election of directors or proposals for action, they may have the effect of precluding a contest for the election of directors or the consideration of shareholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to the Registrant and its shareholders.

      The Restated Articles of Incorporation provide that, in the case of a merger, sale of assets, issuance of securities, liquidation or reclassification (a "business combination") involving a beneficial owner of 10% or more of the voting power of the Registrant's capital stock (a "Related Person"), or any affiliate or associate of a Related Person, such business combination must be approved by (i) 66 2/3 % of the voting power of the outstanding voting stock of the Registrant and (ii) a majority of the then outstanding voting power of the voting stock held by shareholders other than the Related Person, unless the business combination is approved in advance by the Continuing Directors (as defined in the Restated Articles of Incorporation) or the consideration to be received by shareholders in the business combination is at least equal to the highest price paid by the Related Person in acquiring its interest in the Registrant, with certain adjustments, and certain other requirements are met. The term Related Person does not include any person who beneficially owned more than 20% of the voting power of the Registrant's capital stock or of Bindley Western Industries, Inc. on August 25, 1997.

CERTAIN PROVISIONS OF INDIANA LAW

      The  Indiana  Business  Corporation  Law  (the  "IBCL")  applies  to  the
Registrant as an Indiana corporation. Under certain circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisition or changes of control of the Registrant. Such provisions also may have the effect of preventing changes in the management of the Registrant. It is possible that such provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

      CONTROL SHARE ACQUISITIONS. Pursuant to Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an "acquiring person" who makes a "control share acquisition" in an "issuing public corporation" may not exercise voting rights on any "control shares" unless such voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of such shareholders held upon the request and at the expense of the acquiring person. In the event that control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person acquires control shares with a majority or more of all voting power, all shareholders of the issuing corporation have dissenters' rights to receive the fair value of their shares. Under the IBCL, "control shares" means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges: (i) one-fifth or more but less than one-third; (ii) one-third or more but less than a majority; or (iii) a majority or more. "Control share acquisition" means, subject to certain exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. Shares acquired within 90 days or pursuant to a plan to make a control share acquisition are considered to have been acquired in the same acquisition. "Issuing public corporation" means a corporation which is organized in Indiana, has 100 or more shareholders, its principal place of business, its principal office or substantial assets within Indiana and either (i) more than 10% of its shareholders resident in Indiana, (ii) more than 10% of its shares owned by Indiana residents or (iii) 10,000 shareholders resident in Indiana. The above provisions do not apply if, before a control share acquisition is made, the corporation's articles of incorporation or by-laws (including a board adopted by-law) provide that said provisions do not apply. The Registrant's Restated Articles of Incorporation and By-Laws do not exclude the Registrant from the restrictions imposed by such provisions.

      CERTAIN BUSINESS COMBINATIONS. Sections 23-1-43-1 to 23-1-43-23 of the IBCL restrict the ability of a "resident domestic corporation" to engage in any combinations with an "interested shareholder" for five years after the interested shareholder's date of acquiring shares unless the combination or the purchase of shares by the interested shareholder on the interested shareholder's date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if such shareholder receives approval from a majority of the disinterested shares or the offer meets certain fair price criteria. For purposes of the above provisions, "resident domestic corporation" means an Indiana corporation that has 100 or more shareholders. "Interested shareholder" means any person, other than the resident domestic corporation or its subsidiaries, who is (i) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (ii) an affiliate or associate of the resident domestic corporation and at any time within the five-year period immediately before the date in question was the beneficial owner of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterested shares. Such an amendment, however, would not become effective until 18 months after its passage and would apply only to stock acquisitions occurring after its effective date. The Registrant's Restated Articles of Incorporation do not exclude the Registrant from the restrictions imposed by such provisions.

      DIRECTORS' DUTIES AND LIABILITY. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties: (i) in good faith; (ii) with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and (iii) in a manner the directors reasonably believe to be in the best interests of the Registrant. However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director's office and the action or failure to act constitutes willful misconduct or recklessness. The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.

      Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in its discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation's shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Once the board has determined that the proposed action is not in the best interests of the corporation, it has no duty to remove any barriers to the success of the action, including a rights plan. Section 23-1-35-1 specifically provides that certain judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of that section.

TRANSFER AGENT

      The Transfer Agent for the Class A Common Stock is Harris Trust and Savings Bank.

ITEM 2.  EXHIBITS.

      Pursuant to the Instructions as to Exhibits to Form 8-A, the following exhibits are being filed herewith:

      (1)  Restated Articles of Incorporation  of  the Registrant (incorporated
           herein   by   reference   from  Exhibit  3-A  to  the   Registrant's
           Registration Statement on Form S-1 (Registration No. 333-34463)).

      (2)  By-Laws of the Registrant,  as amended August 25, 1997 (incorporated
           herein  by  reference  from  Exhibit   3-B   to   the   Registrant's
           Registration Statement on Form S-1 (Registration No. 333-34463)).

      (3) Articles of Restatement of the Restated Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3-C to the Registrant's Registration Statement on Form S-1 (Registration No. 333-34463)).

                                   SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


Dated: December 10, 1998

                                         PRIORITY HEALTHCARE CORPORATION



                                         By:        /S/ ROBERT L. MYERS
                                            Robert L. Myers
                                            President   and   Chief   Executive
                                            Officer

                               INDEX TO EXHIBITS


EXHIBIT NO.                      DESCRIPTION
(1)                              Restated Articles of Incorporation of the Registrant (incorporated herein by reference from Exhibit 3-A to the Registrant's Registration Statement on Form S-1
                                 (Registration No. 333-34463)).
(2)                              By-Laws of the Registrant, as amended August 25, 1997 (incorporated herein by reference from Exhibit 3-B to the Registrant's Registration Statement on Form S-1
                                 (Registration No. 333-34463)).
(3)                              Articles of Restatement of the Restated Articles of Incorporation of the Registrant
                                 (incorporated herein by reference from Exhibit 3-C to the Registrant's Registration
                                 Statement on Form S-1 (Registration No. 333-34463)).